SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

CSN files lawsuit against Grupo Ternium to require the launch of a public tender offer for the acquisition (OPA) of Usiminas minority shareholders’ shares

1)      On January 16, 2012, a transaction (“Transaction”) was concluded through which Confab Industrial S.A., Prosid Investments S.C.A., Siderar S.A.I.C. and Ternium Investments S.àr.l (“Grupo Ternium”) acquired 43.3% of the common shares pertaining to the controlling block of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas , of which (i) 40.67% was held by the Votorantim and Camargo Corrêa groups, and (ii) 2.65% by Caixa dos Empregados da Usiminas, the Usiminas Employees’ Pension Fund (“CEU”). On the same date, Nippon Steel acquired 2.65% of common shares making up the controlling block of Usiminas held by CEU.

2)      The price paid by Grupo Ternium to acquire said common shares pertaining to the  controlling block of Usiminas was R$36.00 per share, totaling close to R$5 billion, representing a premium of approximately 90% over the market price of Usiminas’ common shares (USIM3) on November 28, 2011, the date on which the Transaction was announced.

3)      The Transaction resulted in the execution of a new Usiminas Shareholders’ Agreement among Grupo Ternium, Grupo Nippon and CEU (“New Shareholders’ Agreement”), replacing in its entirety the Shareholders’ Agreement of November 6, 2006 hitherto in effect (“Prior Agreement”). On that occasion, it was announced to the market that the New Shareholders’ Agreement had been executed under “essentially identical terms” to the Prior Agreement. However, the New Shareholders’ Agreement included substantial modifications which resulted in a new political and corporate structure for Usiminas and, consequently, a new balance of power within the controlling block. Examples include the granting of veto powers to Grupo Ternium in regard to all matters to be resolved by Usiminas Board of Directors’ Meetings and Shareholders’ Meetings, and the fact that CEU no longer plays its historical role in the balance of power, having lost its prerogative of having the casting vote in discussions within the controlling group.

4)      Since the conclusion of the Transaction, Usiminas has been undergoing a thorough reorganization, with the arrival of professionals linked to Grupo Ternium, who have taken over the most senior executive positions in Usiminas (including that of the CEO), as well as with important changes in strategy and management, as has been widely reported in the press.

5)      It is CSN’s understanding that the sale, at a high premium, of the shares representing 43.3% of Usiminas’ controlling block, the execution and the impacts of the New Shareholders’ Agreement, and the events subsequent to January 2012 show, unequivocally, (i) a change  of shareholding control, pursuant to article 254-A of Brazilian Corporation Law, and (ii) that the Transaction is different from the precedents already analyzed by the Brazilian Securities and Exchange Commission (“CVM”) regarding the same matter.

6)      CSN understands that Grupo Ternium, in breach of Brazilian Corporation Law, did not launch a public tender offer for the acquisition of shares (OPA), pursuant to said article 254-A, thereby causing grievous harm to Usiminas’ minority common shareholders, who were not given the opportunity to sell their shares at a price at least equivalent to 80% of the premium paid to the selling shareholders (tag along).

7)      In relation to the CVM’s statement on the issue (MEMO/SRE/GER-1/Nº 14/2012), it is CSN’s understanding that such statement is not definitive and may be subject to review, as expressly stated by the CVM itself.

8)      Given all the above, CSN has filed a lawsuit against Grupo Ternium, intending to secure the equity rights pertaining to CSN and Usiminas’ other minority common shareholders, in accordance with the prevailing legislation.

São Paulo, February 6, 2013

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.